UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated August 06, 2012
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X       Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release
ANGLOGOLD ASHANTI DECLARES A DIVIDEND OF 100 SOUTH AFRICAN CENTS
PER SHARE FOR THE QUARTER ENDEDJUNE 30, 2012

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com
News Release
6 August 2012
ANGLOGOLD ASHANTI DECLARES A DIVIDEND OF 100 SOUTH AFRICAN CENTS PER SHARE FOR
THE QUARTER ENDED 30 JUNE 2012
The directors of AngloGold Ashanti Limited (Registration Number 1944/017354/06) declared Q2:2012 Dividend
No. 114 for the quarter ended 30 June 2012 as detailed below. In terms of the withholding tax on dividends which became effective on 1 April 2012, the following additional information is disclosed:
Dividends have been declared out of total reserves
Rate of dividend declared per ordinary share in South African cents (Gross)
100
Dividends tax rate applicable to shareholders liable to pay the dividend tax
15%
STC credits utilised in South African cents
Nil
Rate in South African cents (Net) where dividend tax at 15% is payable
85
The ordinary and E-ordinary shares of AngloGold Ashanti Limited in issue at the date of declaration is
385,338,207
AngloGold Ashanti Limited’s tax reference number
9640006608
In compliance with the requirements of Strate, given the company’s primary listing on the JSE, the salient dates for payment of the dividend are as follows:
To holders of ordinary shares and to holders of CHESS Depositary Interests (CDIs)
Each CDI represents one-fifth of an ordinary share.
Currency conversion date for UK pounds, Australian dollars and Ghanaian cedis
Thursday, 23 August
Last date to trade ordinary shares cum dividend
Friday, 24 August
Last date to register transfers of certificated securities cum dividend
Friday, 24 August
Ordinary shares trade ex-dividend
Monday, 27 August
Record date
Friday, 31 August
Payment date
Friday, 14 September
On the payment date, dividends due to holders of certificated securities on the South African and United
Kingdom share registers will be electronically transferred to shareholders’ bank accounts. Given the increasing incidences of fraud with respect to cheque payments, the company has ceased the payment of dividends by way of cheque. Shareholders are requested to notify the relevant share registrars with banking details to enable future dividends to be paid via electronic funds transfer. Refer to the back cover for share registrar details.
Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant CSDP or broker.
To comply with further requirements of Strate, between Monday, 27 August 2012 and Friday, 31 August
2012, both days inclusive, no transfers between the South African, United Kingdom, Australian and
Ghana share registers will be permitted and no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.
To holders of American Depositary Shares
Each American Depositary Share (ADS) represents one ordinary share.
2012
Ex dividend on New York Stock Exchange
Wednesday, 29 August
Record date
Friday, 31 August
Approximate date for currency conversion
Friday, 14 September
Approximate payment date of dividend
Monday, 24 September

Assuming an exchange rate of R8.2883/$, the gross dividend payable per ADS, which is subject to a 15%
South African withholding tax, is equivalent to 12 US cents. However the actual rate of payment will depend on the exchange rate on the date for currency conversion.
To holders of Ghanaian Depositary Shares (GhDSs)
100 GhDSs represent one ordinary share.
2012
Last date to trade and to register GhDSs cum dividend
Friday, 24 August
GhDSs trade ex-dividend
Monday, 27 August
Record date
Friday, 31 August
Approximate payment date of dividend
Monday, 17 September
Assuming an exchange rate of R1/¢0.23572, the gross dividend payable per share, which is subject to a 15%
South African withholding tax, is equivalent to 0.2357 cedis. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion. In Ghana, the authorities have determined that dividends payable to residents on the Ghana share register be subject to a final withholding tax at a rate of 8%.
In addition, the directors declared Q2:2012 Dividend No. E14 of 50 South African cents per E ordinary share, payable to employees participating in the Bokamoso ESOP, which dividend is subject to a 15% withholding tax, and 50 South African cents per E ordinary share payable to Izingwe Holdings (Proprietary) Limited. These dividends will be paid on Friday, 14 September.
SPONSOR: UBS South Africa (Pty) Limited
ENDS

Contacts
Tel: E-mail:
Alan Fine (Media) +27 (0) 11 637- 6383 / +27 (0) 83 250 0757 afine@anglogoldashanti.com
Chris Nthite (Media) +27 (0) 11 637 6388 / +27 (0) 83 301 2481 cnthite@anglogoldashanti.com
Mike Bedford (Investors) +27 (0) 11 637 6273 / +27 (0) 82 3748820 mbedford@anglogoldashanti.com
Stewart Bailey (Investors) +1 (212) 858 7701 / +1 646 338 4337 sbailey@anglogoldashanti.com
Sabrina Brockman (Investors) +1 (212) 858 7702 / +1 646 379 2555 sbrockman@anglogoldashantiNA.com
Certain statements made in this communication, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources and capital expenditure and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-looking statements or forecasts regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements or forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals and actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of certain of these and other factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2011, which was distributed to shareholders on
4 April 2012, the company’s 2011 annual report on Form 20-F, which was filed with the Securities and Exchange Commission in the United
States on 23 April 2012 and the prospectus supplement to the company’s prospectus dated July 17, 2012 that was filed with the Securities and
Exchange Commission on July 25, 2012. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, stakeholders are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.
AngloGold Ashanti posts information that is important to investors on the main page of its website at
www.anglogoldashanti.com
and under the
“Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: August 06, 2012
By:
/s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary